Cincinnati Single Family - 2939 Compton Rd

2
Investments

$5,000
Seeking Goal $20,000 - $76,500

60
Days Left

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Promissory Note: 15% APR return on investment for 12 months for early investors. 11% for standard investors.

The development borrower, NW&C plans to pay the loan in quarterly payments.

http://www.jameenwillis.com/

Campaign Description:

Rehab a Cincinnati luxe home & convert to cash flow rental. Two story, 2,600 sf, 5 BR, 3 Full Bath, single family home located at 2939 Compton Road site on a 2/3 acre lot. Loan to ARV of 67.5%.

Description Updates FAQ Comments



About this Campaign:

Funding Type	Promissory Note
Property Type	Single Family Home
Location	Cincinnati, OH
Loan Amount	$76,500
After Repair Value	$200,000
Annual Interest	15% (Early Bird Investors)
	11% (Standard Investors)
Maturity	12 months

Early Bird Incentive:

Investors who invest early up to the first $10,000 of this campaign will receive a Preferred 15% APR on their investment. All else receives an 11% APR.

Summary

Short Term Loan to buy & rehab the property with a 12 month maturity date:

Total Loan Amount*	Interest Rate	Loan to Repair Value
Up to $76.5K	15% (preferred)	67.5%

The amount raised here will supplement an already pre-approved loan by the bank to purchase the property.

Investment Details

Leverage: The developer real estate agent is pre-approved with a bank loan to cover 100% of the purchase price of the home at $75K. Along with remodeling costs of $60K raised from this total offering, it would represent a Loan-to-After-Repair-Value of 67.5%.

Short-Term Loan: The maturity date of the loan is June 1, 2019. This potentially helps limit exposure to market fluctuations.

Experienced Borrower: The developer agent has successfully turned over 14 investment deals since 2012.

Borrower Credit Score: The borrower has a credit score of 660 which puts them in the FICO Band III average credit rating.

The Property: 2939 Compton Rd, Cincinnati, OH 45251

The property needs rehabilitation and is currently undervalued in the market. Our strategy is to acquire this property and rehabilitate the property to bring it back to its market value with enough margins to then generate cash flow as a rental property.

Property Highlights

Address	2939 Compton Rd, Cincinnati, OH 45251
Year Built	1955
Square Feet	2,600
Land	0.66 acres
Population (Zip)*	22,000
Median Income*	$53.8K
After Repair Value	$200,000

**statisticalatlas.com*



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Comparable Sales based on 2939 Compton Rd



New Baltimore
Northgate
Mount Healthy
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North College Hill
Finneytown
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Glendale
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MOUNT HEALTHY HEIGHTS
Struble Rd
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Blue Rock Rd
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1
2
3
4
5
6
7
126
275
74
52
© 2018 Microsoft

Summary Statistics

	Subject Property	High	Low	Median	Average
Sale Price	$52,375	$338,000	$165,000	$200,000	$219,786
MLS Sale Price	$52,375	$238,000	$168,000	$200,000	$202,700
Price Per Sq Ft	$19.75	$119.56	$58.02	$75.02	$81.27
Building Sq Ft	2,652	2,945	2,364	2,827	2,713
Bedrooms	3	4	3	3	3
Total Baths	5	4	2	3	3
Stories	2	2	1	1	1
Year Built	1955	1981	1949	1959	1960
Lot Sq Ft	28,880	32,801	24,916	27,356	28,992.2857
MLS D.O.M	77	89	6	8	25
Distance (miles)		2.83	1.04	2.43	2.28
Assessed Value Ratio					
Total Assessment	$62,490	$204,730	$163,870	$191,190	$189,577
Total Market Value	$62,490	$204,730	$163,870	$191,190	$189,577
Value Projected by Assessment	$72,262				
Value Projected by Sq Ft	$215,532				
RealAVM™(1)	$64,802	$334,251	$166,372	$200,760	$221,102

(1) RealAVM™ is a CoreLogic® derived value and should not be used in lieu of an appraisal.

A Real Estate Team with a Strong Track Record

Nicci Willis & Company is led by Jameen Willis and Nicole Willis. Jameen has valuable insight and experience in the real estate industry. He bought his first investment property in 2002, and has owed and managed property since then. Jameen has been a licensed Realtor, Investor, and Entrepreneur for over 18 years, with hundreds of satisfied clients and successful investments. He is an entrepreneur at heart, with business interests in real estate, public speaking, and writing. He is currently affiliated with RE/MAX, a leading real estate company and one of the most recognizable brands and logos in the world.

He is also the CEO of the parent real estate investment company, Jameen Willis International. JWI specializes in mid century modern, contemporary, and unique properties, while providing opportunities for people to invest in real estate who may not have the time, money, or experience to successfully do it themselves.

Jameen Willis, Owner

Nicci Willis, Co-Owner

Nicole Willis brings different assets to the company, coming from corporate America. Nicole has a B.S. in Marketing and an MBA in Business Administration with a concentration in Entrepreneurship. She has worked in the corporate world for General Electric, Procter and Gamble, and Kraft foods.

Nicci is a highly sought after event logistics manager and coordinator. She also is the founder and owner of Party Sitters LLC, a corporate event childcare company.

Amanda Holt

Realtor/Sales & Leasing Consultant

Amanda is a licensed Ohio Realtor with 10 years experience in real estate sales and leasing.

Convert the Property to a Vacation Rental to Generate Cashflow

There's an established market for rentals in Cincinnati for single-family homes. Vacation rental properties are the fastest growing segment of today's real estate market. The ever-increasing demand for alternative housing and lodging provides an opportunity to source the lack of supply of available housing. The developer plans to purchase the home, remodel it, and list it as a rental on AirBnB to generate immediate cashflow within 3 months of purchase.



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Language and currency

If necessary, the developer, a real estate agent, has the option to sell the property at its market value of $200,000, in order to satisfy the debt.

Source of Funds

Debt from this Offering	**$76,500**	**38.25%**
Sr. Debt Bank Pre-Approval	$75,000	37.5%
Equity	$48,500	24.25%
Total Sources	$200,000	100%

Use of Funds

Purchase Price	$75,000	37.5%
Remodel Costs	$60,000	30.0%
Reserves	$48,500	24.25%
Closing Costs & Property Taxes	$ 2,580	1.3%
Fees & Commissions	$ 13,920	6.97%
Total Uses	$200,000	100.0%

Investor Perks:

The borrower would like to offer gift rewards to it's earliest investors for their participation in this offering under the following basis;

$1,000 investment - $50 gift card to AirBnB	(15 Total)
$5,000 investment - 1 free nights on the property	(5 Total)
$10,000 investment - 3 free nights on the property	(3 Total)

Letter from the CEO

Dear Investor,

Congratulations! Thank you for considering to become an investor with Nicci Willis & Company. We look forward to building a working relationship with you. You are one step closer to reaching your investment goals.

In 2007 my wife and I launched our first real estate company, Jameen Willis International here in Cincinnati, OH. And now, we are launching our Flagship vacation rental division, Nicci Willis & Company! Our mission then and now is to provide the very best custom, contemporary, and unique real estate in the industry and serve our clients in excellence with customer service. Our vision is to become a successful international real estate investment company. You are a part of that!

As an investor, you will become a part of the fastest growing segment in the real estate industry, vacation rentals. Again, thank you for considering investing with Nicci Willis & Company and I look forward to our partnership.

Sincerely,

Jameen Willis

Risks & Disclosures

You're investing in the Company, Nicci Willis & Co, LLC, the borrower who will control & operate the property located at 2939 Compton Road, Cincinnati, OH 45251. In other words, your investment is not for ownership in the property itself. You are relying on the manager to effectively execute the business plan, and as a result, investors will not have any influence on the decisions of the management.

Investors will be relying on the borrower to execute the business plan in a way that enables it service the debt payments. The underlying property is unique and does not have a history or significant performance record to determine that the company can fulfill its obligations of servicing the debt. The loan will be used for repairs, and is a situation that does not generally meet the financing criteria for conventional mortgages.

Credit risk is inherent in the mortgage lending industry, and there can be no assurance that the credit worthiness of the borrower will be sufficient to assure the full repayment of the underlying borrower loan.

The acquisition of a property comes with risks to the build-out and timeline of the general contractor, subcontractor, architects, licensing, and other third parties who are contracted to complete the effort. While there is a milestone schedule to complete the project, the schedule is subject to getting financing, completing the build-out and getting the rental fully operational.

The borrower will pursue bank debt financing to supplement the final amount of capital required to complete the project. They will be required to subordinate the loan to the bank. As a result, investors will not have a secured interest in the loan, nor will they be allowed an liens on the property.

The real estate market is subject to forces beyond the control of the company, the availability of financing options, interest rates, neighborhood developments, crime rates, adjacent properties, rental markets, and other general economic conditions. As a result, the company's performance is subject to these risks that could prevent it from servicing the debt.

The company's projections are all forward looking, and there is no operating history on this property. While the company certainly believes that the intended use of the property will be sufficient to meet their projections in order to service this loan, there is no guarantee that it will be fully realized.

Please Note: This is not an complete list of the risks, please review the full offering, including the Form C filing with the SEC below. Further questions can be addressed in the comments tab of this offering page.

Documents

Appraisal

Budget

Track Record

Investor Package *(Includes promissory note, form C, contractor agreements, bank pre-approval letters, and other contingencies)*

Project FAQ



What kind of updates will I get about my investment?

Updates on the status of the property can be found in the updates tab on the properties page. There you will see the progress and various phases on the completion of the project.

Is there a market for vacation rental properties in Cincinnati?

Vacation rental properties are the fastest growing segment in not just the Cincinnati area, but across the nation. There are about 580 active Airbnb (The worlds largest vacation rental company) hosts in Cincinnati, with increased demand for top Cincinnati events like the Macy's Music Festival, The Western & Southern Open, Oktoberfest, Cincinnati Bengals and Reds games, and various business and corporate conferences and meetings.

What separates Nicci Willis & Company's properties from all the other vacation rental properties?

NWC's properties are custom, contemporary, and unique. No two properties are alike. We update our properties with attention to detail, with an emphasis on technology and energy efficiency.

This property in particular is of mid-century modern architecture that has a sauna, basketball court, game room, swing set, and a creek. Staying at his property is like having your own personal retreat!

What are the advantages over staying at this property over a hotel?

People who are in need of lodging that have multiple guests, especially families with children, prefer to stay in home instead of booking multiple hotels. This also cuts down on the cost of traveling.

Also, guests like being able to cook with a fully equipped kitchen and not have to share amenities such as outdoor areas, pools, and parking spaces.

Vacation rental also provide more privacy than traditional hotel or motel lodging. Many people enjoy the feeling of having a "home away from home".

How can I invest in other upcoming projects you have?

Help make this project a success and refer people you know to invest! The successful completion of this project will provide an opportunity to offer other investment properties via this platform.